May 19, 2025

David Burton
President and CEO
Jefferson Capital, Inc.
600 South Highway 169, Suite 1575
Minneapolis, MN 55426

       Re: Jefferson Capital, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 5, 2025
           CIK No. 0002046042
Dear David Burton:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors
Our use of machine learning and AI technologies, page 44

1. We note from your response to comment 1 that you adopted a governance policy for the use of artificial intelligence. Please disclose the substance of your response in this risk factor.
Unaudited Pro Forma Consolidated Financial Information, page 64

2. We note your disclosure on page F-40, and elsewhere, regarding transactions for the issuance of Senior Notes on May 2, 2025. Similarly, we note that you include
 May 19, 2025
Page 2

       disclosure within footnote 2 on page 60 that it appears you intend to include those notes in your Capitalization table. Please clarify and tell us whether you have included or intend to include pro forma information and adjustments that give effect to the
       Senior Notes in the May 2, 2025 transaction. Refer to 11-01(a)(8) of Regulation S-X.
Portfolio Purchasing, page 71

3. We note your disclosure that you occasionally purchase portfolios that are semi-
       performing and performing. Please define    semi-performing
portfolios and expand
       your discussion to explain how semi-performing loans differ from performing or nonperforming loans. Fully explain how you evaluate loan performance (e.g., credit quality assessment) and determine appropriate loan classification as nonperforming, semi-performing, and performing loans. Also, please quantify, here or in another appropriate location, the amount of semi-performing and performing portfolios for each of the periods presented or state that they are immaterial. Non-GAAP Financial Measures, page 74

4. Please tell us your consideration to present the income tax effects related to your adjustments to calculate and present Adjusted Net Income. Refer to Question
       102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
Results of Operations, page 79

5. We note your disclosure on page 80 regarding total portfolio revenue trends. Please revise to provide a discussion of specific revenue drivers and causes associated with changes in recoveries. Refer to Item 303(b)(2) of Regulation S-K.
Note 1. Organization, Description of Business and Summary of Significant Accounting
Policies, page F-19

6. We note your disclosures on page F-19 and also page F-22 that you have purchased performing receivable portfolios (i.e., Conn's) that exhibited more-than-insignificant deterioration in credit quality at the time of acquisition and were accounted for as
       PCD assets under ASC 326. Further, your disclosure on page F-19 indicates that you believe you will successfully collect a significant portion where the consumer will pay on a normal schedule. Please provide us with an accounting analysis explaining the factors you considered, including but not limited to those described in ASC 326-20-
       55-57 through 60, in your determination that these meet the definition of PCD.
Note 4. Investment in Receivables, Net, page F-24

7.     We note that your purchases of $723,253 for the year ended December 31,
2024
       appear to be inconsistent with the amount of negative allowance for expected recoveries of portfolios purchased during the period, totaled $497,189 as reflected in footnote 1. Please advise or revise your disclosure to clarify this discrepancy.
Note 5. Credit Card Receivables, page F-27

8. We note your disclosure on page F-24 that credit card receivables, net are considered short-term in duration. We also note your tabular disclosure of amortized cost basis
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Page 3

      credit card receivables by year of origination (vintage year) indicating that approximately 71% of your credit card receivables as of December 31, 2024 were originated in 2020 or prior. Please revise your disclosures to clarify the distinction or potential inconsistency between the two sections. Also, please explain how you determined the year of origination under ASC 326-20-50-6, including how you defined the origination date for credit card receivables (e.g., borrowers can utilize, repay, and reuse available credit over time).
       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Todd Schiffman at 202-551-3491 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Erika Weinberg, Esq.